Park Hotels & Resorts Inc.

1600 Tysons Blvd., Suite 1000

McLean, VA 22102

May 17, 2017

VIA EDGAR

Ms. Sandra Hunter

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Park Hotels & Resorts Inc.
Registration Statement on Form S-11
Filed May 5, 2017
File No. 333-217745

Dear Ms. Hunter:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Park Hotels & Resorts Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-11 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on May 19, 2017, or as soon thereafter as practicable. The Registrant is aware of its obligations under the Securities Act.

The Registrant requests that it be notified of such effectiveness by a telephone call to Stuart A. Barr of Hogan Lovells US LLP at (202) 637-6554 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

[Signature page follows]

Sincerely,

PARK HOTELS & RESORTS INC.

/s/ Sean M. Dell’Orto
By: Sean M. Dell’Orto
Title: Executive Vice President, Chief Financial
Officer and Treasurer